Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-196285
Supplementing the
Preliminary Prospectus Supplement dated May 27, 2014
(to Prospectus dated May 27, 2014)
PRICING TERM SHEET
Dated as of May 28, 2014

The Spectranetics Corporation
2.625% Convertible Senior Notes due 2034

The information in this pricing term sheet relates to The Spectranetics Corporation’s offering (the “Offering”) of its 2.625% Convertible Senior Notes due 2034 (the “Notes”) and should be read together with the preliminary prospectus supplement dated May 27, 2014 (including the documents incorporated by reference therein and the base prospectus dated May 27, 2014 in respect thereof) relating to the Offering (the “Preliminary Prospectus Supplement”).  The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	The Spectranetics Corporation (NASDAQ: SPNC)

Securities Offered:	2.625% Convertible Senior Notes due 2034

Offering Size:	$200,000,000 aggregate principal amount (or $230,000,000 aggregate principal amount if the underwriter exercises its option to purchase additional Notes in full)

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discount:	3% of the principal amount

Use of Proceeds:

The Issuer estimates that the net proceeds from the Offering will be approximately $193.5 million (or approximately $222.6 million if the underwriter exercises its option to purchase additional Notes in full), after deducting fees and estimated expenses. The Issuer intends to use all of the net proceeds from the Offering to fund the AngioScore acquisition. Closing of the AngioScore acquisition is not a condition to completion of the Offering. If the Offering is completed and the AngioScore acquisition is terminated or does not occur for any other reason, the Issuer intends to use the proceeds of the Offering for research and development, commercialization of its products, working capital and other general corporate purposes, which may include future acquisitions. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Maturity:	June 1, 2034, unless earlier repurchased, redeemed or converted

Interest Rate:	2.625% per annum payable semiannually in arrears in cash

Interest Payment Dates:	June 1 and December 1, beginning December 1, 2014

Optional Redemption by the Issuer:

The Issuer may not redeem the Notes prior to June 5, 2018. On or after June 5, 2018 and prior to June 5, 2021, the Issuer may from time to time redeem for cash any or all of the Notes, except for the Notes that the Issuer is required to repurchase as described under “Description of Notes — Repurchase at the Option of the Holder — Fundamental Change Permits Holders to Require Us to Repurchase Notes” or under “Description of Notes — Repurchase at the Option of the Holder — Repurchase at the Option of the Holder on Specified Dates” in

the Preliminary Prospectus Supplement, but only if the closing sale price of the Issuer’s common stock (the “Common Stock”) for at least 20 trading days (whether or not consecutive) during the period of 30 consecutive trading days ending on the trading day immediately prior to the date the Issuer provides the notice of redemption exceeds 130% of the applicable conversion price for the Notes on each applicable trading day. The redemption price for the Notes to be redeemed as described in the immediately preceding sentence will equal 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

On or after June 5, 2021, the Issuer may from time to time redeem for cash any or all of the Notes, except for the Notes that the Issuer is required to repurchase as described under “Description of Notes — Repurchase at the Option of the Holder — Fundamental Change Permits Holders to Require Us to Repurchase Notes” or under “Description of Notes — Repurchase at the Option of the Holder — Repurchase at the Option of the Holder on Specified Dates” in the Preliminary Prospectus Supplement. The redemption price for the Notes to be redeemed as described in the immediately preceding sentence will equal 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

NASDAQ Last Reported Sale Price on May 28, 2014:	$22.39 per share of the Common Stock

Initial Conversion Rate:	31.9020 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $31.35 per share of Common Stock

Conversion Premium:	Approximately 40% above the NASDAQ Last Reported Sale Price on May 28, 2014

Reserved Shares:

As of the date of this pricing term sheet, the Issuer has sufficient authorized and unissued shares not reserved for other purposes to satisfy all conversions of Notes solely in shares of Common Stock (plus cash in lieu of fractional shares), including the delivery of any additional shares of Common Stock in connection with a make-whole fundamental change or delivery of a notice of redemption. Accordingly, none of (i) the paragraph beginning at the bottom of page S-79 and continuing onto page S-80 of the Preliminary Prospectus Supplement, (ii) the first full paragraph on page S-80 of the Preliminary Prospectus Supplement or (iii) the three paragraphs under the heading “Conversion of Notes for Cash and Common Stock” on pages S-111 and S-112 will apply to the Notes, and each such paragraph is deleted in its entirety.

Make-Whole Premium Upon Conversion Upon a Make-Whole Fundamental Change or a Notice of Redemption:

If certain corporate events constituting a “make-whole fundamental change” (as defined in the Preliminary Prospectus Supplement) occur at any time prior to the maturity date, or if the Issuer delivers a notice of redemption, the conversion rate for any Notes converted following such make-whole fundamental change or delivery of a redemption notice, as the case may be, will, in certain circumstances and for a limited period of time, be increased by a number of additional shares of Common Stock. The number of additional shares will be determined by reference to the following table and is based on the effective date of such make-whole fundamental change or date of delivery of such notice of redemption, as the case may be, and the applicable “stock price” (as defined in the Preliminary Prospectus Supplement) per share of Common Stock for such make-whole fundamental change or such notice of redemption, as the case may be:

	Stock Price
Effective Date	$22.39	$30.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00	$110.00
June 3, 2014	12.7607	7.7763	4.6455	3.0576	2.1405	1.5599	1.1661	0.8850	0.6761	0.5158
June 1, 2015	12.7607	7.2477	4.1805	2.6848	1.8483	1.3313	0.9869	0.7442	0.5656	0.4297
June 1, 2016	12.7607	6.7027	3.6930	2.2982	1.5500	1.1017	0.8094	0.6063	0.4582	0.3463
June 1, 2017	12.7607	6.1727	3.1925	1.9048	1.2532	0.8786	0.6405	0.4774	0.3595	0.2707
June 1, 2018	12.7607	5.6117	2.6398	1.4836	0.9475	0.6561	0.4766	0.3550	0.2673	0.2011
June 1, 2019	12.7607	4.9203	1.9665	1.0096	0.6247	0.4311	0.3149	0.2361	0.1786	0.1346
June 1, 2020	12.7607	3.8883	1.0763	0.4814	0.2963	0.2099	0.1571	0.1199	0.0916	0.0694
June 5, 2021	12.7607	1.7853	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates or dates of the redemption notice may not be set forth in the table above, in which case:

•      If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•      If the stock price is greater than $110.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•      If the stock price is less than $22.39 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 44.6627 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes — Conversion Rights — Conversion Rate Adjustments” in the Preliminary Prospectus Supplement.

Trade Date:	May 29, 2014

Settlement Date:	June 3, 2014

CUSIP/ISIN:	84760CAA5 / US84760CAA53

Sole Underwriter:	Piper Jaffray & Co.

The Issuer has filed a registration statement including a prospectus and a preliminary prospectus supplement with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, copies may be obtained from Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, J12S03, Minneapolis, MN 55402 or by telephone at 800-747-3924 or by email at prospectus@pjc.com.

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